Midori Group Inc.

5 Hazelton Avenue Suite 400

Toronto, ON M5R 2E1

January 03, 2024

FILING VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Midori Group Inc.
Request for Withdrawal of Registration Statement on Form F-1
Filed on March 13, 2023
File No. 333-270498

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Midori Group Inc., a British Columbia, Canada corporation (the “Company”), hereby respectfully requests that the above-referenced registration statement on Form F-1, including all exhibits filed therewith (the “Registration Statement”), be withdrawn, effective as of the date hereof. The Company is requesting the withdrawal of the Registration Statement because the Company no longer intends to proceed with the offering contemplated therein at this time. The Registration Statement was never declared effective and no securities of the Company were sold in connection with the offering. The Company is withdrawing the Registration Statement on grounds that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Sincerely,

/s/ Kenneth Lyons
Kenneth Lyons
Chief Executive Officer

cc:	Craig D. Linder, Esq./Anthony L.G., PLLC